As filed with the Securities and Exchange Commission on May 11, 2004

                                                    REGISTRATION NO. -----------

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM 10SB12G
                             GENERAL FORM FOR REGISTRATION OF
                           SECURITIES OF SMALL BUSINESS ISSUERS
            Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  Apollo Capital Group
                    (Name of small business issuer in its charter)

                       Nevada                             01-0655384
               (State or other jurisdiction of            (I.R.S. Employer
                incorporation or organization)          Identification No.)

        506 - 11th  Street, New Westminster, B.C. , Canada          V3M 4G3
          (Address of principle executive offices)                 (Zip Code)

Issuer's telephone number:    (604) 517 1670

Securities to be registered under Section 12(b) of the Act:  None.

       Title of each class                     Name of each exchange on which
       To be so registered                     each class is to be registered

         Not applicable                                    Not applicable

Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $0.001 per share
                  ----------------------------------------------------
                                     (Title of class)

                  ----------------------------------------------------
                                     (Title of class)

                                        1
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TABLE OF CONTENTS
Page
PART I

Item 1.  Description of Business                                               3

Item 2.  Management's Discussion and Analysis or Plan of Operation            13

Item 3.  Description of Property                                              20

Item 4.  Security Ownership of Certain Beneficial Owners and Management       20

Item 5.  Directors and Executive Officers, Promoters and Control Persons      21

Item 6.  Executive Compensation                                               23

Item 7.  Certain Relationships and Related Transactions                       23

Item 8.  Description of Securities                                            23

PART II

Item 1.  Market  Price  of  and  Dividends on the Registrant's Common Equity
         and Related Stockholder Matters                                      25

Item 2.  Legal Proceedings                                                    25

Item 3.  Changes in and Disagreements with Accountants                        25

Item 4.  Recent Sales of Unregistered Securities                              26

Item 5.  Indemnification of Directors and Officers                            29

FINANCIAL STATEMENTS                                                          29

PART III

Item 1.  Index to Exhibits                                                    37

SIGNATURES                                                                    37

                                        2
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PART I
ITEM 1.  DESCRIPTION OF BUSINESS
Corporate Background
Apollo Capital Group ("Apollo" or the "Company") was incorporated under the laws of the State of Nevada on April 5, 2002 and is in its developmental stage. To date, Apollo's activities have been organizational, directed at acquiring its principal assets, raising its initial capital and developing its business plan. The Company's management will devote only a portion of their time to the affairs of the Company.

On August 15, 2002, Apollo acquired 1010 Biometrics Inc. ("1010") from P.J. Paulson, the founder of 1010, and a group of investor shareholders. 1010 is incorporated in British Columbia and is in the business of developing and marketing biometric concepts and hardware, specifically biometric fingerprint reader technology, as integral to time management and security applications. Under the terms of the Voluntary Share Exchange Agreement, Mr. Paulson was compensated Six Million Six Hundred Ninety Three Thousand Seven Hundred Fifty (6,693,750) shares of Apollo common stock, and the other 48 shareholders were compensated an aggregate of Eight Million Three Hundred Six Thousand Two Hundred and fifty (8,306,250) shares of Apollo common stock, resulting in Apollo acquiring 100% of the issued and outstanding capital stock of 1010. As a result of the share exchange, the shareholders of 1010 became the principal shareholders of Apollo, resulting in a reverse takeover whereby the books and records of 1010, for consolidated accounting purposes, became the accounting records of the Company. 1010 remains as a wholly owned operating subsidiary of Apollo. A copy of the Voluntary Share Exchange Agreement is included as an exhibit to this registration statement.
1010 Biometrics Inc. has developed proprietary applications through the research and development process, that when coupled with components supplied by strategic alliances and key vendors and manufactured to the end-user's specifications, allows a diverse suite of products and services to be offered both individually or as part of an Integrated Total Solution package to the end-user.
1010's business plan is to produce and sell its Integrated Total Solution to specific target markets. The product is being designed for governments, corporations in business and financial institutions and other similar types of customers who require secure, rapid and accurate access to information related to a specific and certain identity. The information could be as simple as yes or no to an entry request or as complex as a person's medical history. 1010 intends to employ salespeople to call on government, financial institutions, large and widespread business and other similar types of customers that require improved efficiency's in payroll time clock functions, access security, area security or efficient access to large data base information. 1010 has commenced limited commercial operations, has three full-time employees and five part time employees. 1010 owns no real estate.

On March 1, 2004, Apollo incorporated DPI International Group ("DPI"), a Nevada corporation, as a wholly owned subsidiary of Apollo. Through DPI, the Company acquired computer software, technology, processes and equipment known as "MAXX-NET" for the issuance of one million five hundred thousand (1,500,000) shares of common stock of Apollo and for future payments totaling $800,000 plus a 15% net income royalty for four years. MAXX-NET controls a variety of applications for access control, integrating biometrics, security controls and closed circuit television. The products are designed for commercial, industrial and government sites that have high security needs and /or high traffic patterns.

                                        3
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Industry Background
The biometric technology sector is a growth area within the Information Technology industry. While revenue from 2002 (latest estimate figures available) showed gross worldwide sales at US$ 56 million, it is estimated that this figure will be closer to US$ 600 million in biometric and related hardware by the year 2006. Services, licensing and product upgrades will create another revenue stream that will result in a three to one ratio suggesting that total revenue for biometric technology will reach US$ 1.8 billion by the year 2008. To date, 1010 has made limited sales and has not been able to support itself without shareholder assistance.

The principals of 1010 Biometrics Inc. have been involved in theoretical Biometric research and product development since 1995. Biometric architectural design and systems integration has been the main focus of research. In March 2000 a special 89 page report detailing requested specifications was prepared by 1010 and delivered to the Jamaican Government. This report was commissioned by the Ministry of Health in conjunction with the Jamaican Electoral Office. The specifications were developed along with a prominent British educated Jamaican IT specialist appointed by the Jamaican Government. This report has received industry attention and has been the focus of interest from other government bodies around the world.

In addition, 1010 has provided design work for the Governments of Yemen and of Burma. A representative of 1010 also met with the Chairman of China and other officials to explore future business developments.

1010's goal is to capitalize on the success of this industry by taking advantage of opportunities throughout the world by developing and providing "state of the art" integrated solutions and services.

To date, no significant revenues have been generated by 1010.

Industry References and Benchmarks
In one sense, the field of biometrics-identifying individuals by specific biological traits-has already emerged. Large companies use fingerprint sensors for logging on to corporate networks, state driver's license authorities employ face recognition for capturing and storing digital photographs, and the first iris-scan-protected ATM in the nation was introduced in Texas in May 1999. Consumers have been slower to adopt the technology, and so far, it remains largely relegated to military and government applications.

The emergence of another technology-the wireless Web-could soon change all that, according to Joseph Atick, president and CEO of Visionics, one of the leaders in face recognition technology. "Personal digital assistants (PDAs) and cell phones are becoming our portal to the world, our transaction devices, our ID and maybe one day our passport," says Atick. But entrusting these small gadgets with so much of our personal and financial information carries with it a great risk. "It is this need for security," Atick says, "that is going to drive biometrics."

1 Source - International Biometric Group (IBG), a New York-based consulting firm 2 Source - International Biometric Group (IBG), a New York-based consulting firm 3 Source - Massachusetts Institute of Technology, published in their magazine 'Technology Review', Jan 2001 issue

                                       4
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And  while  the  need  for security is pushing the demand for biometric systems, other technology developments-increased bandwidth, new cell phones and handheld computers equipped with digital cameras-will create an infrastructure capable of putting biometrics into the hands of consumers. Is that it for PINs and passwords? Atick predicts it will still be two to three years before PDA and cell-phone-wielding consumers are likely to use biometrics instead. And as futuristic as this vision is, it is really striving toward something a bit old-fashioned. "Essentially, we are bringing back an old element of human commerce," says Atick-restoring the confidence that comes with doing business face to face.

The Company intends to focus its business efforts on the market for fingerprint reader hardware, identification systems and biometric database technology.

The Company plans to contract certain business and administrative services to outside vendors. These include but are not limited to product manufacturing, delivery, inventory maintenance, website and marketing materials development, thereby enabling 1010 to focus strictly on marketing and sales during its early stages.

Implementation of Business Plan:  Milestones
Apollo's current business plan involves finalizing integration of its fingerprint reader hardware, database technology and identification systems and then selling the systems to targeted markets. Targeted markets include three types of customers: 1 - governments, 2 - corporations and financial institutions and 3 - small to medium business.

The Company is at the stage where all design work and manufacturing specifications are in place for the production of the identification systems. However, it should be noted that a large scale onsite deployment of an Identification System plus database modeling and testing of a prototype system occurred during the Company's Jamaican National Registration pilot project with much success. The result was proven delivery and deployment of identity cards and modeling of the biometric database which produced search results for one from three million in less than 1.5 seconds, fully within the prescribed tolerances required by the Jamaican Government. Further enhancements and developments have been prepared in 2001 and 2002 for the National Registration Unit (commercially advertised as b-One), including service and operating system upgrades resulting from those tests . The new unit design fits the criteria designated under the United Nations guidelines prepared by Mr. John Campbell, then Secretary, Ministry of Health, Jamaica.

Biometric product manufacturing will be done by DPI International Group, an Apollo Capital Group wholly owned subsidiary located in Denver Colorado, USA with limited pre production and prototyping assembly by 1010 Biometrics Inc. in Vancouver Canada. Due to the variances in the make-up of each client needs and solution integration, the company envisages that each biometrics integration sale will need the programming and scientific backup that we provide. As most client projects have a long duration of design and deployment phase, we expect to be able to analyze and deliver any created or integrated products for all of our clients on a timely basis. In other words, the company provides site technical services on a job-by-job basis for each customer that uses our technology on a fee for service basis, the cost of which may sometimes be borne or hidden in any lease fee applied.

Apollo estimated that it would require US$800,000 to create a working Integrated Total Solution that can be sold, rented or leased to a client on a weekly, monthly or annual basis. The Company's objective is to rent, lease or sell the biometric security systems at competitive rates and to provide technical support for an hourly fee. The rental or lease rates and hourly fees have been determined by the market research that was conducted in Milestone 1 of its business plan. The Company's intention is to have pricing that is competitive with alternative security upgrades.

                                       5
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The  Company  initially  intends  to  finance  its  administrative  and  initial development costs by way of loans from shareholders and by trade accounts payable. 1010 Biometrics Inc. and DPI International Group has employed salespeople to call on customers that would benefit from a sophisticated security and data access system. If Apollo is able to secure the initial funds required to finance its administrative costs, the Company anticipates launching Milestone 1 within thirty days ("Month 1") of the receipt of these funds. Apollo plans to implement its business plan by meeting the following milestones:

Milestone 1: Raise Funds.
The Company will focus on raising the required funds (US$800,000) to fulfill its business plan and develop its Integrated Total Solution by approaching venture capitalists, venture fund managers and qualified private investors to assist in funding the Company. The actual cost of this Milestone will be US$800,000 and has been financed over two years with the first payment of US$100,000 for the technology assets purchased by DPI International Group due on October 12, 2004 as per the Asset Purchase Agreement between DPI International Group and New Sytron Inc.

Milestone 2:  Market Survey.
Apollo, through 1010 Biometrics Inc. and DPI International, has conducted research into its various potential target markets. The market analysis research has included a survey of past and present customers and surveys conducted at various open-to-the-public trade shows and have included discussions with 500-1000 prospective customers, focusing on core target markets in the United States and Canada, including State, Provincial and Federal governments, financial institutions and large corporations. The research contained questions for which the answers assisted in determining our marketing approach and the acceptability of the Apollo products and services. The survey was initially conducted in late 2003 and is part of our ongoing sales and marketing process. The cost of the survey approximated $20,000-$33,500. The Company launched Milestone 2 in the fall of 2003 ("Month 2"), while assuming the availability of further funds.

Milestone 3:  Hire Salespeople.
Once the products and services became ready and the target markets were defined, Apollo hired two full time and three part time salespeople to market their products and services. Apollo estimates that the cost of hiring the salespeople, not including compensation, has been $20,000. As Milestone 2 was completed, the Company launched and completed Milestone 3, based on availability of funds, within one month ("Month 5").

Milestone 4: Establish an Office.
Apollo needed an office or offices for its sales force and, through DPI International and 1010 Biometrics Inc., established such an office including equipment, such as computers, facsimile machines and telephones, and other office supplies. The expense of office rent and related equipment is estimated to be $55,000 per year. As Milestone 3 was completed, the Company launched Milestone 4, based on availability of funds, within two months ("Month 7").

Milestone 5:  Development of an Advertising Campaign.
At the same time as a sales force is being hired, Apollo commenced an advertising campaign, including establishing a list of prospect based on potential clients identified in the market survey, and designing and printing

                                        6
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sales materials.  The ongoing cost of the campaign is estimated at approximately
$15,000 per year. As Milestone 4 was achieved, the Company launched Milestone 5, based on availability of funds, within two months ("Month 9").

Milestone 6: Implementation of Advertising Campaign / Sales Calls. Implementation of the advertising and marketing campaign has begun (April, 2004) including the mailing of sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople are expected to begin telephone follow-ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the Company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $160,000 per year. As Milestone 5 continues, the Company launched Milestone 6, based on availability of funds, within one month ("Month 10").

Milestone 7:  Achieve Revenues.
It is difficult to quantify how long it will take to convert a sales call into ongoing actual sales and revenues. Apollo has now started to receive some orders but its sales force is working to close on a regular basis sales with potential customers to purchase its Integrated Total Solution. Moreover, customers may not be willing to pay for products and services at the time they order, and may insist on buying on account or by invoice for hours worked, which would delay receipt of revenues another month or two. Once Milestone 6 is completed, the Company intends to achieve Milestone 7, within six months ("Month 16").

No commitments to provide additional funds have been made by management, stockholders or anyone else. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Apollo or at all.

Market Research and Positioning
Identification  of  Marketplace  Revenue  Opportunities  /  Product  Offerings:
1010 Biometrics Inc. has developed proprietary applications through the research and development process, that when coupled with components supplied by strategic alliances and key vendors and manufactured to end-user (customer) specifications, allows a diverse suite of products and services to be offered both individually or as part of an Integrated Total Solution package to the end-user.

Governments and Military Agencies and Applications
Security of its citizens and the protection of governments from outside influences are just two issues that have received more public attention and recognition than ever before. 1010 Biometrics Inc. and DPI International's solution addresses the needs for ironclad security and safeguards the privacy of the individual while maintaining rapid deployment of data and information on demand.

Biometric national registration, through card based ID or passports, is a security measure that is gaining rapid acceptance, and many governments, along with the United Nations, are investigating the advantages of resource management on a national scope. The benefits of such a system would include increased border and immigration security, the control of theft-of-services, efficient management of health care and the reduced cost of bureaucracy. With benefits such as these, governments are well disposed towards our product.

                                        7
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The  b-One  National  Registration  product  has been seen by personnel from the
United Nations, representatives of various national governments and decision makers from multi national agencies. The b-One National Registration product has also been presented to the Governments of Yemen, Jamaica and the Government of Burma. The company has made a presentation for the Government of Jamaica for an all-inclusive authentication solution for passports, healthcare, social services and government records. A test program is currently undergoing evaluation in the country at this time.

To date, no significant revenues have been generated by either 1010 or DPI.

Other National marketplace style products and services include secure email, web portals, Virtual Private Networks (VPN's), biometric database deployment and network security through biometric technology.

Corporations and Financial Institutions
Another marketplace ideally suited for biometric solution deployment is with national and multi-national financial institutions. Using like biometric database technology and other technology and foundation principles such as those found in the governmental services marketplace, 1010 Biometrics Inc. and DPI International create client specific products for each institution keeping within the legal requirements of the governing regulatory bodies. Standardized hardware products have been specified to enhance and interface with their existing technology systems with some individual client assigned parameters incorporated into the final product.

Business / Consumer Markets
In addition, 1010 Biometrics Inc. and DPI International's market focus has included product offerings for the lower revenue end - higher volume marketplace. These products include innovative access control products and systems, security alarm systems and other hardware based products, suitable for the home consumer and the small to medium sized business market.

The home renovation industry has experienced positive sustained growth over the past number of years with access controls and security systems becoming a major part of any new or retrofit construction. The availability of user keypad controllers that operate with current leading alarm and access control systems has appeal to both the security conscious homeowner and the small business owner. Distributing biometric keypad products through alarm suppliers and electronic distributors will result in larger volume sales without the problems generally associated with consumer technology sales. Other products that may be distributed through the same channels include brass door hardware devices that are biometrically controlled and biometric time / attendance / access control products that are well suited for the small to medium sized business.

Biometric Database License
1010 Biometrics Inc. has biometric database technology that is a unique and versatile product. This database is searchable, scalable and secure - capable of locating and retrieving a specific biometric signature file out of 3 million like files in less than 1 second. The database will also retrieve client specified information and perform other ancillary functions as the biometric signature file is retrieved.
The database technology and some of its features are applicable and available to other biometric disciplines including the one-to-one / one-to-many search features. This unique database may be licensed to other biometric technology developers for the purposes of developing their products and marketplace. As new and innovative biometric products are developed, the database is ideally suited as a licensed add-on to those products to provide both data capacity handling and data management.

                                       <8>
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Hardware Development
This marketplace has not yet been fully developed or explored. While some computer hardware manufacturers have made allowance in their latest hardware designs for biometric platforms, other manufacturers in diverse technologies and industries are looking for ways to improve their security infrastructure and are looking to biometrics as a means of completing those goals. By implementing biometrics nto their systems and as those products are sold through their established channels, the marketplace share and recognition of 1010 Biometrics Inc. and DPI International will increase as biometric solutions providers.

Licensing / VAR
Two additional markets that are available are through third party licensing of biometric management software and through VAR (Value Added Reseller) channels. Licensing biometric management software and database technology to clients of 1010 Biometrics Inc. and DPI International is a marketing option that will create recurring revenue for the Company. As an integral part of a software solution sale, the client is willing to pay a fixed fee over a set number of years in exchange for service, support and upgrades to the technology. Licensing fees can be added at the time of the sale and become part of the total sale or as an additional fee to be paid out separately. Licensing allows the Company to continue an active involvement with the client that allows for a build-up of customer loyalty. This loyalty and trust then can present the Company with the opportunity to pursue additional sales with both the client (after sales services) and through the client's network of associates and referrals. VAR sales are another marketplace opportunity that is of importance to the success of 1010 Biometrics Inc. and DPI International. VAR's traditionally are able to contact clients that would normally not be available to the Company through traditional marketing efforts. Most VAR / customer relationships are already in a position of trust through previous dealings with each other during their normal course of business. The introduction of 1010 Biometrics Inc. and DPI International to the potential client is made with an element of implied trust in place.

VAR revenue is through enrolment fees that will be paid by the VAR to 1010 Biometrics Inc. or to DPI International in addition to licensing and product sales. VAR's are also offered training courses and these program offerings will be groomed as an additional source of recurring revenue.

After-Sales Services
Client ancillary services are being developed as an additional long-term revenue opportunity. These services can include consulting, data mining, data management, data storage (warehousing), data recovery and disaster recovery service. While some of the offered ancillary services will require out-sourcing to trusted vendors / partners, it is the long term goal to have all of these services offered on an in-house basis. Future offerings may also include a leasing / financing option for pre-approved clients who are engaging 1010 Biometrics Inc. or DPI International for major project involvement.

Joint Ventures
Client / supplier joint ventures are being explored and developed as an identified source of additional revenue. These ventures could involve client financing of sales, public market opportunities, manufacturing of goods and / or other marketing and sales opportunities in a joint venture project scenario.

To date, no significant revenues have been generated by either 1010 or DPI from any of the marketplace opportunities.

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Competition
There are approximately 90 different biometric companies in this field including suppliers, manufacturers, developers and service providers as well as those who are integrators targeting markets other than those targeted by either 1010 Biometrics Inc. or DPI International. While all of these companies are not necessarily direct competition to either 1010 Biometrics Inc. or DPI International, it is important to realize who the major players are as some of the companies may influence the target marketplace audience that 1010 Biometrics Inc. and DPI International have identified as their main audience. These companies include 3M, Motorola, American Biometric Company, Biometric ID, Dermalog, SAFLink, Sony Ventura ID, Veridcom, and Bioscrypt. Direct competition in the global arena comes from a few main biometric systems integrators, both located in Europe, in addition to some regional resellers in North America.

Market Differentiation
Most of the companies offering Biometric products tend to focus on a very narrow vertical sales channel with a single core product. This product sometimes is varied for different applications, however the same core technology is used. As an example, there are a number of fingerprint reader suppliers. They, rightfully so, market their readers to what they feel is their target market. The proprietary design of their software is to operate their readers and to perform its desired functions.

1010 Biometrics Inc. and DPI International products are not hardware dependent and will be designed for cross platform, cross media operation. Offering a wide range of applications and services that are independent of a single supplier source allows 1010 and DPI to provide the marketplace with standardized products that are easily adaptable and custom tailored to client specifications.

Strengths and Weakness
The difference in the companies noted as competition is their proprietary software and the type of readers that they support. There are two types of live tissue technologies that are widely used. In general, most companies will support one of the technologies but not both. 1010 Biometrics Inc. and DPI International support all technologies as it is believed the strength of the product is in the programming and application design, not necessarily the hardware.

Critical Factors
1010 Biometrics Inc. and DPI International have developed three firsts in the marketplace; a National Registration product, a Biometric secure access scalable website and an automotive access control / ignition verification system.
According to various reports and discussion in the IT field, the Company believes that it is 6 - 8 months ahead of the competition in bringing the biometric products to market.

The Company's competitive edge is its low overhead approach to assembling and marketing 'off the shelf' hardware that is inventoried by Company suppliers until ordered by Company customers. The Company believes that its approach of bringing the Integrated Total Solution to the customer on-site is a superior proposition to that offered by companies with fixed facilities.

The development of new security related technology is creating unique opportunities in a large, existing market and is proving to be economical alternatives to traditional solutions. While this creates an excellent new market opportunity, it will result in revenue shrinkage for the supplier of traditional based security system suppliers.

The four largest biometric companies are American-based, with combined annual revenue in excess of $200 million. The 10 largest companies command 33 percent of the world market. More than 20 companies have annual biometric revenues in excess of $1 million. (Gartner Research Group as reported by Ziff - Davis Media Inc., Jan 5, 2001) The application of biometric solutions to the security industry is evolving and competitive. Apollo expects competition to intensify in the future. Barriers to entry are minimal and the market is highly fragmented. With no clear dominant leader and increasing public attention, even more competitors are likely to be attracted to the field.

Apollo's competitors can be divided into several groups, including the following:

     hardware manufacture and development companies;
     software development companies;
     existing wholesaler channels; and
     small, regional site resellers of goods and services.

Many of Apollo's potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Apollo is expected to have when it enters the marketplace. In addition, existing competitors may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies. Competitors have and may continue to adopt aggressive pricing or availability policies and devote substantially more resources to technology and methodology development than Apollo. Increased competition may result in reduced operating margins and loss of market share.

Apollo believes that the principal competitive factors in its market are:
     ability to attract and retain customers;
     service and product pricing;
     ability to custom design an Integrated Total Solution;
     quality and responsiveness of customer service; and expertise of personnel.

Apollo plans to take steps to enable it to compete favorably based on these factors. However, Apollo will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Apollo's competitors can duplicate many of the products or services that Apollo plans to offer.

Apollo believes that its competitors face several competitive challenges, including the following:

   Limited range of service.
The knowledge intensive nature of biometric solutions limits the services selection that can be economically offered by traditional firms. Generally, options such as the Integrated Total Solution are not well known and are not currently considered financially or technically viable options.
   Lack of expertise and experience.
Traditional suppliers and security service providers have limited experience with the high technology systems approach to security. Traditional security providers are also unable to provide consumers with Integrated Total Solution advice tailored to their particular situation.
   Higher costs of developing integrated biometric solutions.
The Integrated Total Solution is exclusive to Apollo. Its cost of implementation is expected to be far lower than many competitive technologies. The largest portion of the market is focused on traditional security access and Apollo believes it will be able to profit by offering its Integrated Total Solution at prices below competitors costs. Apollo believes there is significant unmet demand for a biometric security alternative that can provide customers with services tailored to their needs.

Intellectual Property Protection

The Intellectual Property rights surrounding the biometric database (1010 Rencom database) are treated as a Trade Secret by the developer and patent holder, Iain Lovatt, who currently retains ownership interest in the 1010 Rencom database.

No intellectual property related applications have been filed or prepared by Apollo to date. Intellectual property related applications will be prepared by Apollo to secure the patent for the process and technology known as Maxx-Net.

Confidentiality policies are being implemented by Apollo to protect its proprietary information and know-how. These policies include non-disclosure agreements, protection and physical security of the engineering drawings and computers used. In the future, the Company intends to employ various methods, including patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect its intellectual property and trade secrets.

Research and Development
The representative owner of the 1010 Rencom database technology concept, Iain Lovatt, spent Cdn$500,000 of his investor money and has invested over 1000 hours over several years developing the technology. Pursuant to an agreement between 1010 and Mr. Lovatt, 1010 has the option to purchase the 1010 Rencom database technology outright for the agreed upon price of 500,000 common shares plus the sum of Cdn$300,000 upon the completion of sales involving the database totaling in excess of Cdn$915,000 and a royalty of five percent (5%) in perpetuity on each sale that utilizes the 1010 Rencom database. Once the agreement is finalized, the ownership of the 1010 Rencom database technology will transfer to 1010. 1010 plans to continue to develop the technology, and the creation of its first working prototype from its proven technology, and plans to further develop the technology as new information becomes available from the scientific community. The Company, however, has no current source of financing as of the date of this filing.

Regulatory Environment
The products and services 1010 Biometrics Inc. and DPI International will sell may be subject to regulation by one or more U.S. federal agencies. The activities also may be regulated by various agencies of the states, localities and countries in which consumers reside.
In general, existing laws and regulations apply to business and sales practices and product offerings; however, the precise applicability of these laws and regulations is sometimes uncertain. The vast majority of such laws was adopted prior to the advent of scientifically rigorous knowledge about the field and, as a result, is sometimes contradictory or ineffective. Additionally, due to the increasing use of scientific knowledge and public awareness, it is possible that new laws and regulations may be enacted with respect to this technology covering issues such as sustainability, licensing, quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to this industry may impair the growth of this industry and result in a decline in both 1010's and DPI's sales (neither 1010 nor DPI have appreciable sales to date). At this time, there is no government approval required to distribute either 1010's or DPI's products. No government regulations are pending that are known to the Company that would affect sale, use or distribution of either 1010's or DPI's products. There is no current existing or probable government regulations, known to the Company, under the laws of the jurisdictions where we intend to market and distribute the product.

Employees
Apollo is a development stage company and currently has 19 employees employed through both 1010 Biometrics Inc. and DPI International. Paul J. Paulson, along with Joe Cruz and Ernie Culley, directors and officers of the Company, currently manage Apollo. The Company looks to the directors for their entrepreneurial skills and talents, and to Paul J. Paulson for his technical knowledge. For a complete discussion of the directors' experience, please see the section of this registration statement entitled "Directors, Executive Officers, Promoters and Control Persons" below.

Management plans to use consultants, attorneys and accountants as necessary. Eventually, Apollo plans to hire sales and technical personnel as required based on the projected size of its market share and the compensation necessary to retain qualified employees. A portion of any employee compensation likely would include the right to acquire stock in Apollo, which would dilute the ownership interest of existing holders of outstanding shares of the Company's common stock.

Reports to Security Holders
Apollo has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the " '34 Act"). Following the effective date of this registration statement, Apollo will be required to comply with the reporting requirements of the '34 Act. Apollo will file annual, quarterly and other reports with the Securities and Exchange Commission. Apollo will also be subject to the proxy solicitation requirements of the '34 Act, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

Available Information
Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference rooms. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION Forward-Looking Statements
This registration statement contains forward-looking statements, the accuracy of which involves risks and uncertainties. Words such as "will", "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Apollo's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Apollo described elsewhere in this registration statement. These forward-looking statements are based on current expectations, and Apollo assumes no obligation to update this information.

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

Overview
Apollo is a Nevada corporation, incorporated on April 5, 2002. The Company is a development stage company that has developed its Integrated Total Solution to market and sell a biometric solution to solve security and confidentiality issues. The Integrated Total Solution was developed by 1010 Biometrics, Inc. On August 15, 2002 Apollo purchased 1010 Biometrics, Inc. for 15,000,000 shares of common stock from P.J. Paulson and P.H. Paulson, who then became directors of Apollo, and from other investors in 1010 Biometrics, Inc. Apollo incorporated DPI International as a wholly owned subsidiary on March 1, 2004 to acquire the MAXX - NET technology and assets. The MAXX - NET assets were acquired for the issuance of 1,500,000 shares of common stock of Apollo, the agreement to pay
$800,000 over two years the first payment of $100,000 being due October 12, 2004 and for a 15% net income royalty over the next four years.

Plan of Operation
Apollo's business is still in its development stage. The Company has generated minimal revenues to date. The Company plans to generate revenue by installing its Integrated Total Solution for clients. Some aspects of the Integrated Total Solution installation will be subcontracted, other aspects will be performed by Apollo staff, who will be hired as necessary. Apollo intends to manage all aspects of its Integrated Total Solution projects including program design, permits, on site management and operation, and client training. In those cases where the client prefers to hire an independent consultant to act as the project manager, Apollo intends to act in a general contracting capacity, supplying all equipment, materials and personnel.

The Company's business plan is to update, integrate and deploy the 1010 Rencom database with the MAXX - NET technology and to then begin selling its services both as part of the software process or, when it can do so at attractive rates, license to existing biometric technology development firms.
Following updating of the 1010 Rencom database, 1010 and DPI intend to begin selling their services both as part of the software process or, when it can do so at attractive rates, to license to existing biometric technology development firms. In addition, both 1010 and DPI will continue their efforts to attract and hire quality staff to provide planning and deployment services to clients. Apollo intends to employ sales people to call on government, financial institutions and other similar types of customers. Prior to commencing marketing of its Integrated Total Solution, Apollo plans to conduct research into its potential target markets.

For the current fiscal year, Apollo anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the '34 Act, and expenses associated with setting up a company structure as it continues to implement its business plan. Apollo anticipates that until these procedures are completed, it will not generate significant revenue and will continue to operate at a loss.

Once Apollo is organized according to its business plan, the Company intends to conduct market research of target markets for its Integrated Total Solution, to employ sales persons to market and sell its Integrated Total Solution, and to develop and implement an advertising campaign. The total budget for these activities over the next two years is estimated to be $500,000.

Liquidity and Capital Resources
Subsequent to October 31, 2003 the Company committed to acquire certain technology and intellectual property, known as 'MAXX-NET', for the issuance of 1,500,000 shares of common stock and for future payments of $800,000. No further material commitments for capital expenditures were made during the year ended October 31, 2003 or subsequent thereto.
Apollo remains in the development stage and, since inception, has issued 15,000,000 common shares to acquire 1010 Biometrics Inc., 1,500,000 common shares for incorporation costs and related services valued at $3,696 and has issued 683,703 common shares for $127,698, which funds have been spent on operations of the Company and for the full time services of the Company's President. Consequently, Apollo's balance sheet as of October 31, 2003, reflects total assets of $5,772. Subsequent to the year end and as at April 28, 2004, the Company issued a further 1,875,516 common shares for $357,755. Apollo expects to carry out its plan of business as discussed above. The directors will serve in their capacities as officers and directors of Apollo without fair market compensation until a market is developed for the Integrated

Total Solution.
Based on the Company's business plan, Apollo believes that during its first operational quarter, it will need an additional capital infusion of approximately $335,000 to achieve a sustainable sales level, where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of completing and readying equipment, advertising, hiring and paying two to three sales people, and administrative expenses including the first MAXX - NET payment of $100,000.
The Company plans to utilize debt and/or equity financings to fund its short-term and long-term growth. The availability of future financings will depend on market conditions. A portion of any funds raised may be used to grow the business through acquisitions of other businesses. The Company currently has no known source of funding.

Apollo will need additional capital to carry out its business plan or to engage in a combination with another business. Apollo may raise additional funds through loans, the issuance of equity or equity related or convertible debt securities. The issuance of additional common stock will dilute existing stockholders. Apollo may issue securities with rights, preferences o r privileges senior to those of the rights of its common stock and its stockholders may experience additional dilution. No commitments to provide additional funds have been made by management or other stockholders. Additionally, the Company has no assets to pledge as security to qualify for a loan. Accordingly, when additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. Apollo has no commitments for capital expenditures.

The forecast of the period of time through which the Company's financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. The actual funding requirements may differ materially from this as a result of a number of factors, including plans to rapidly expand its new operations. The Company's auditors caution that there can be no assurance that the Company will be able to continue as a going concern or achieve material revenues or profitable operations.

Effect of Fluctuations in Foreign Exchange Rates

Apollo's reporting and functional currency is the US dollar. Currently, approximately 50% of Apollo's operations are located in Canada. Accounting transactions in Canadian dollars have been translated into U.S. dollars using the current rate method, such that assets and liabilities are translated at the rates of exchange in effect at the balance sheet date and revenue and expenses are translated at the average rates of exchange during the appropriate fiscal period. As a result, the carrying value of Apollo's investments in Canada is subject to the risk of foreign currency fluctuations. At April 28, 2004, Apollo had no significant assets in Canadian dollars.

Outlook: Issues and Uncertainties

Stockholders and prospective purchasers of the Company's common stock should carefully consider the following risk factors in addition to the other information appearing in this registration statement on Form 10-SB.

Business Risks

APOLLO WILL REQUIRE ADDITIONAL EQUITY FINANCING, WHICH MAY NOT BE AVAILABLE AND, IF AVAILABLE, MAY DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.
Apollo's ultimate success will depend on its ability to raise additional capital. No commitments to provide additional funds have been made by management or other stockholders. Apollo has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If unavailable, Apollo's operations will be severely limited, which may prevent it from implementing its business plan. If equity financing is used to raise additional working capital, the ownership interests of existing stockholders may be diluted. In addition, the Company's auditors have expressed a going concern qualification with respect to the Company's audited financial statements at October 31, 2003.

THE COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, TRADE SECRETS AND KNOW-HOW. THIS WOULD REMOVE A BARRIER TO COMPETITION AND MAY DIRECTLY AFFECT THE AMOUNT OF REVENUE IT GENERATES.
Apollo depends heavily on its business concept, the non-exclusive Integrated Total Solution. The Company is dependent on its ability to maintain the confidentiality of its non-exclusive know how. Although the Company intends to employ various methods, including patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect its intellectual property and trade secrets, there can be no assurance that it will be able to maintain the confidentiality of any of its proprietary technologies, know-how or trade secrets, or that others will not independently develop substantially equivalent technology. The failure or inability to protect these rights could have a material adverse effect on Apollo's operations.

APOLLO DEPENDS UPON A SMALL NUMBER OF KEY PERSONS TO IMPLEMENT ITS BUSINESS PLAN, AND THE LOSS OF ANY OF THEM MAY AFFECT ITS BUSINESS OPERATIONS.
Apollo is dependent on its officers and directors to implement its business plan, and the loss of any of them may affect its ability to provide the required technical support necessary to competitively market its Integrated Total Solution. The Company does not have employment agreements with Messrs. Paulson, Culley or Cruz and as a result, there is no assurance that they will continue to manage its affairs in the future. Nor has the Company obtained key man life insurance on Messrs. Paulson, Culley or Cruz. The Company could lose the services of either Messrs. Paulson, Culley or Cruz, or either could decide to join a competitor or otherwise compete directly or indirectly with the Company, which would have a significant adverse effect on its business and could cause the price of its stock to be worthless. The services of either Messrs. Paulson, Culley or Cruz would be difficult to replace.

APOLLO MAY NOT BE ABLE TO EFFECTIVELY IMPLEMENT ITS BUSINESS PLAN, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS ABILITY TO GENERATE REVENUE IN THE FUTURE. Apollo's ability to implement its business plan depends in part upon its ability to develop and expand operating, management, information and financial systems, and production capacity, which may significantly increase its future operating expenses. No assurance can be given that it will be able to meet its objectives of developing and marketing the Integrated Total Solution from its technology and developing the breadth and level of services needed to achieve its business objectives and effectively compete in the security industry. Its inability to successfully implement its business plan will have a material adverse effect on its business, financial condition and results of operations.

Investment Risks

CONCENTRATION OF OWNERSHIP OF APOLLO'S OFFICERS AND DIRECTORS MAY REDUCE THE CONTROL BY OTHER STOCKHOLDERS OVER THE COMPANY.
Apollo's current officers and directors own 69.90% of the Company's outstanding common stock. As a result, other investors in the Company's common stock do not have as much influence over corporate decision-making. In addition, the concentration of control over Apollo's common stock among the insiders could prevent a change in control of the Company.

APOLLO'S COMMON STOCK IS CONSIDERED A "PENNY STOCK", WHICH MAKES IT MORE DIFFICULT TO SELL THAN AN EXCHANGE-TRADED STOCK.
Apollo's securities are subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the
Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

   control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
   manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
   "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
   excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

THE COMPANY'S COMMON STOCK HAS NO MARKET
There is no public market for the Company's common stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate its investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. In addition, an active public market for the Company's common stock may not develop or be sustained. Should a market for the Company's common stock develop, and if the Company's current stockholders sell substantial amounts of common stock in that public market, the market price of the Company's common stock could fall. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of the Company's securities. Pursuant to the above, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in the Company's common stock, if the Company is public, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for loans. Thus, a purchaser may be unable to sell or otherwise realize the value invested in the Company stock.

THE ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF STOCKHOLDERS.
Any additional issuances of common stock by the Company from its authorized but unissued shares may have the effect of diluting the percentage interest of existing stockholders. Out of Apollo's 65,000,000 authorized common shares, 44,440,781 or 68% remain unissued at April 28, 2004. The Board of Directors has the power to issue such shares without stockholder approval. None of the 10,000,000 authorized preferred shares of the Company are issued. Apollo fully intends to issue additional common shares and/or preferred shares in order to raise capital to fund its business operations and growth objectives or as compensation for services rendered on behalf of the Company.

BOARD OF DIRECTORS' AUTHORITY TO SET RIGHTS AND PREFERENCES OF PREFERRED STOCK MAY PREVENT A CHANGE IN CONTROL BY STOCKHOLDERS OF COMMON STOCK.
Preferred shares may be issued in series from time to time with such designation, rights, preferences and limitations as Apollo's Board of Directors determines by resolution and without stockholder approval. This is an anti-takeover measure. The Board of Directors has exclusive discretion to issue preferred stock with rights that may trump those of common stock. The Board of Directors could use an issuance of Preferred Stock with dilutive or voting preferences to delay, defer or prevent common stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of Apollo's common stock.

APOLLO'S STOCKHOLDERS DO NOT HAVE THE AUTHORITY TO CALL A SPECIAL MEETING THEREBY DISCOURAGING TAKEOVER ATTEMPTS.
Pursuant to Apollo's Articles of Incorporation, only the Board of Directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company.

APOLLO DOES NOT ANTICIPATE PAYING DIVIDENDS TO ITS SECURITY HOLDERS IN THE FORESEEABLE FUTURE WHICH MAKES INVESTMENT IN ITS STOCK SPECULATIVE OR RISKY. Apollo has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The Board of Directors has sole authority to declare dividends payable to the Company's stockholders.
The fact that the Company has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in its operating activities and also emphasizes that the Company may not continue as a going concern. Investors also must evaluate an investment in the Company solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF APOLLO'S EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE STOCKHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.
Apollo's Articles of Incorporation and Bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the stockholders. In addition, a stockholder's investment in Apollo may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by Apollo pursuant to the indemnification provisions of the Articles of Incorporation and Bylaws. The impact on a stockholder's investment in terms of the cost of defending a lawsuit may deter the stockholder from bringing suit against Apollo's officers or any of its directors. The Company has been advised that the SEC takes the position that this provision does not affect the liability of any director under applicable federal and state securities laws.

ITEM 3.  DESCRIPTION OF PROPERTY
Apollo currently occupies office space at 506 - 11th Street, New Westminster, British Columbia, V3M 4G3 at nominal cost to the Company. The Company's telephone number is 604-517-1670. The Apollo office space is provided by Paul J. Paulson, President and a director of the Company.

DPI International currently rents office and assembly space at 620 Compton Street, Broomfield, Colorado 80020. DPI's telephone number is 303-673-0641.

The Company does not believe that it will need to obtain additional office space at any time during the next year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT The following table sets forth, as of April 28, 2004, Apollo's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Apollo to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown. On April 28, 2004, there were 20,559,219 shares of common stock issued and outstanding. The Company plans to apply to have its common shares quoted on the NASD over-the-counter market in the United States. None of the beneficial owners, or officers, or directors have plans in place, known to the Company, to sell shares on the open market after registration.



                                                 Number of         Percentage of
Name                                             Shares Held        Shares Owned
---------                                       -------------     --------------
Paul J. Paulson, President and Director            6,693,750              32.52%
506 - 11th Street
New Westminster, B.C., V3M 4G3, Canada

Paul H. Paulson, Director                          6,693,750              32.52%
308 - 9th Street
New Westminster, B.C., V3M 3V6, Canada

Ernie Culley, Secretary and Director                 500,000               2.43%
7362 Brandywine Place
Vancouver, BC, V5S 3Z7, Canada

J. Allen Carr, Director                              500,000               2.43%
1092 West 58th Ave.
Vancouver, BC, V6P 1W1, Canada

New Sytron Inc.                                    1,500,000               7.29%
640 Compton Street, Unit B
Broomfield, Colorado 80020

ALL EXECUTIVE OFFICERS AND                        14,387,500              69.90%
DIRECTORS AS A GROUP (5 persons)

Change in Control
Apollo is not aware of any arrangement that would upset the control mechanisms currently in place. Although it is conceivable that a third party could attempt a hostile takeover of the Company, the Company has not received notice of any such effort.

ITEM 5.	 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
The following table sets forth the name, age and position of each director and executive officer of the Company.

Name                                Age                         Position

Paul J. Paulson                     46                    President and Director

Paul H. Paulson                     72                    Director

Joe Cruz                            51                    Treasurer and Director

Ernie Culley                        56                    Secretary and Director

J. Allen Carr                       76                    Director

Mr. Culley was appointed to serve on the board of directors immediately following the incorporation of Apollo on April 5, 2002.

Each director will serve staggered terms of one, two, or three years and until their successors are elected and qualified. Officers hold their positions at the pleasure of the Board of Directors, absent the terms of any employment agreement. Mr. VanZiffle served as a director for a term of one year which expired April 5, 2003 and Mr. Culley is serving as a director for a term of three years, expiring April 5, 2005.

There is no arrangement or understanding between the officers and directors of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer of the Company. In addition, there is no agreement or understanding for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

The officers and directors of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time that each will devote to the Company's affairs is not known and is likely to vary substantially from month to month.

Biographical Information

Paul J. Paulson - President and a Director
PJ Paulson has 20 years experience in security application design, systems integration and IT (Information Technology). His efforts have resulted in industry recognition for design and systems integration architecture. He was one of the first to begin design work taking Theoretical Biometrics from the development stage to end-user products. PJ Paulson has participated in a number of IT consulting forums and contributes to various industry periodicals with insight to this sector of technology. PJ Paulson brings years of experience providing systems integration, site management, IT management, investigations and consulting services.

Paul H. Paulson - Director
Paul Paulson (Sr.) has over 40 years of experience and expertise in the security industry. As such, Paul has set many standards for the security industry. He served on the federal government appointed Canadian General Standards Board Security Program Review given the task of addressing issues facing Canadian society in the matters of personal, workplace and corporate security and safety. Paul is well known for his wealth of security and business knowledge and is well respected throughout his industry. Paul is also the author of "The Professional Security Person" - a textbook widely used by industry, business and training institutions for the training of security departments and personnel.

Joe Cruz - Treasurer and a Director
Joe Cruz worked for many years at Johnson Controls Inc. where he was a division head responsible for 450 employees, IT and financial planning, budget and sales. He left Johnson Controls to work with New Sytron Inc. where he was chief operations officer until the principal assets of New Sytron were acquired by Apollo. New Sytron Inc. achieved gross revenues of approximately $3,000,000 annually.

Ernie Culley - Secretary and a Director
Ernest (Ernie) Culley has a diverse background in both the US Military and in public speaking. As an American / Canadian (dual national) citizen, Ernie served in the US Navy during the Vietnam War and received an honourable discharge in 1969. Ernie is known for his public communication abilities and serves on the Board of Directors for a number of World Aid organizations. In addition to his qualities in administration, management and communications, Ernie's most recent achievement was his role as the equivalent of CEO of an $11 Million church complex for 14 years where, under his administration, the inherited debt load was reduced from $4 Million to $400,000 all while tripling membership enrolment.

J. Allen Carr - Director
Allen Carr has been a licensed, practicing lawyer in the Province of British Columbia for the past 35 years. One of his original positions was with the Provincial Crown Counsel's office. As his law experience and reputation grew, he opened his own successful law practice in downtown Vancouver in the 1960's. While this firm is still active today, Mr. Carr has also been active with Dorset College, one of the premiere foreign student colleges in BC, where he is involved as both an owner and in the ongoing operations of the College. Allen Carr brings a wealth of experience and legal expertise to 1010 Biometrics Inc.

Conflicts of Interest
The officers and directors of the Company will devote only a portion of their time to the affairs of the Company, estimated to be approximately fifteen hours per month each. The business of the Company will benefit from the synergistic efforts of its officers and directors in their efforts to finance and develop parallel and affiliated business. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place that would allow the officers and directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner that they consider appropriate.

ITEM 6.  EXECUTIVE COMPENSATION
During the year ended October 31, 2003, the Company paid the following compensation to its officers and directors:

PJ Paulson, President and director $65,000
Paul H Paulson, director $5,783
Ernie Culley, Secretary and director $6,000
Piers VanZiffle, former director $2,000

No officer or director has received any other remuneration from Apollo since its inception. Although there is no current plan in existence, it is possible that Apollo will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of it's business plan.

Apollo has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its directors or officers, but the Board of Directors may recommend adoption of one or more such programs in the future . Apollo has no employment contract or compensatory plan or arrangement with its executive officers. The directors currently do not receive any cash compensation from the Company for service as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Apollo acquired its principal asset, 1010 Biometrics Inc., for 15,000,000 shares of common stock on August 15, 2002. Within this stock issuance, P.J. Paulson was issued 6,693,750 shares, P.H. Paulson was issued 6,693,750 shares and J. Allen Carr was issued 500,000 shares for their respective interests in 1010. P.J. Paulson, P.H. Paulson and J. Allen Carr then became directors of Apollo August 15, 2002.

Piers VanZiffle received 1,000,000 shares of Apollo common stock as a founder of the Company and for organizational activities.

Ernie Culley received 500,000 shares of Apollo common stock as a founder of the Company and for organizational activities.

No other material transactions with management or other parties occurred during the last two years.

ITEM 8.  DESCRIPTION OF SECURITIES
The following is a description of the material terms of Apollo's capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by Apollo's most current articles of incorporation and bylaws, which are included as exhibits to this registration statement.
Apollo's authorized capital stock consists of 65,000,000 shares of common stock, Par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock
Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and stockholders do not have any preemptive rights to purchase shares in any future issuance of Apollo's common stock.

Because the holders of shares of Apollo's common stock do not have cumulative voting rights, the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The holders of shares of common stock are entitled to dividends, out of funds Legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after payment of all creditors.

Under Apollo's articles of incorporation, only the Board of Directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company by changing the composition of its Board.

All of the issued and outstanding shares of common stock are duly authorized, Validly issued, fully paid, and non-assessable. To the extent that additional Shares of Apollo's common stock are issued, the relative interests of existing stockholders may be diluted.

Preferred Stock

The Board of Directors may determine, in whole or in part, the preferences, Limitations and relative rights, within the limits set forth by the laws of the state of Nevada, or any successor statute, of any class of its preferred stock Before the issuance of any shares of that class or one or more series within that class before the issuance of any shares of that series. This is an anti-takeover measure. The Board of Directors has exclusive discretion to issue preferred shares with rights that may trump those of its common stock.
The Board of Directors could use an issuance of preferred stock with dilutive or Voting preferences to delay, defer or prevent common stockholders from Initiating a change in control of the Company or reduce the rights of common Stockholders to the net assets upon dissolution. Preferred stock issuances may Also discourage takeover attempts that may offer premiums to holders of the Company's common stock.

Transfer Agent
Apollo is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent. Should Apollo's securities be quoted on any exchange or over-the-counter quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
No established public trading market exists for Apollo's securities. Apollo has no common equity subject to outstanding purchase options or warrants, with the exception of 400,000 warrants to acquire 400,000 common shares at $0.55 per share. The warrants expire February 15, 2008. Apollo has no securities convertible into its common equity outstanding. There is no common equity that can currently be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Apollo has agreed to register under the Securities Act of 1933, as amended, for sale by stockholders.

On April 28, 2004, the Company's issued and outstanding common stock totaled 20,559,219 shares, held by 146 stockholders of record.

The Company has not paid dividends in prior years and has no plans to pay dividends in the near future. The Company intends to reinvest its earnings, if any are achieved, in the continued development and operation of its business. Any payment of dividends would depend upon the Company's pattern of growth, profitability, financial condition, and such other factors as the Board of Directors may deem relevant.

Apollo's securities would be subject to the penny stock rules, which require Additional disclosure related to the market for penny stocks and for trades in Any stock defined as a penny stock. (See "Item 2, Management's Discussion and Analysis or Plan of Operations - Outlook: Issues and Uncertainties - Investment Risk "). Included in this is a requirement that a broker dealer, prior to a transaction in a penny stock, needs to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. A broker dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker dealer and its salesperson in the transaction and monthly statements showing the market value of each penny stock held in the customer's account. The penny stock rules may further affect the ability of owners of our shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers might be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

ITEM 2.  LEGAL PROCEEDINGS
To the knowledge of Apollo's officers and directors, neither the Company nor its Subsidiaries are party to any legal proceeding or litigation and none of its Property is the subject of a pending legal proceeding and the officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
Apollo had reasonable grounds to believe immediately prior to making an offer to any person of its common stock, and did in fact believe, when such subscriptions were accepted, that such investors (1) were acquiring the stock for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The investors had access to pertinent information enabling them to ask informed questions. All such sales were made without the aid of underwriters, and no sales commissions were paid.

On April 5, 2002, Apollo issued 1,000,000 shares of common stock to Piers VanZiffle for $1,000 and as compensation for services performed by the individual, and issued 500,000 shares of common stock to Ernie Culley for $500 and as compensation for services performed by the individual. The offer and issuance of the stock was exempt from registration under Section 4(2) and/or Rule 506 of Regulation D under the Securities Act of 1933 , as amended (the "Act"), due to Mr. VanZiffle and Mr. Culley being Apollo's founders and serving as officers and directors, and the limited number of subscribers (two). The offering and issuance was also exempt from registration pursuant to Rule 903 of Regulation S under the Act because the offer and sale occurred outside of the United States; was not made for the account or benefit of a U.S. person; the purchaser agreed not to resell, and the Company is required to refuse to register the transfer of any resale of, the securities except in accordance with the provisions of Regulation S, or pursuant to registration or an available exemption from registration; the purchaser has agreed not to engage in hedging transactions regarding the securities unless in compliance with the Securities Act; and the securities contain a restrictive legend prohibiting transfer except in accordance with Regulation S.

On August 15, 2002 Apollo issued 15,000,000 shares of common stock to 50 stockholders in exchange for 100% of the issued share capital of 1010 Biometrics Inc. The assets acquired include the Integrated Total Solution. The issuance of the stock was exempt from registration pursuant to Section 4(2) and Regulation S of the Act. P.J. Paulson, P.H. Paulson and J. Allen Carr, three of
The  subscribers,  currently  serve  as  directors  of  the  Company.   All 51
subscribers reside outside of the United States.  The investors are as follows:

<CAPITION>
    Name of                                                              Share          Exchange for
    Stockholder          Address                   1010 Shares         Percentage        Number of
                                                 Currently Held         Of 1010           Apollo
                                                                                          Shares

1   Marie Vieira          218-2200 Highbury St.           30,000         0.2              30,000
                          Vancouver, BC V6R 4N8
2   David Culley          8165 Government                 30,000         0.2               30,00
                          Burnaby, BC V3R 0X1
3   Peter Cole            11-8520 Granville Avenue        75,000         0.5              75,000
                          Richmond, BC V6Y 3S4
4   Robert Humble  .      112-6280 Cassie Avenue          40,000        0.27              40,000
                          Burnaby, BC V5H 2W4
5   Merrilyn Culley       7362 Brandywine Place            5,000        0.03               5,000
                          Vancouver, BC V5S 3Z7
6   Maria Santos          2683 East 20th Avenue           55,000        0.36              55,000
                          Vancouver, BC V5M 2T7
7   Melanie Labasan       218-340 West 3rd Avenue         10,000        0.07              10,000
                          North Van., BC V7M 1G4
8   Consuelo Garcia       2683 East 20th Avenue           50,000        0.33              50,000
                          Vancouver, BC V5M 2T7
9   Bernie Harby          305-707 Hamilton Street         13,500        0.09              13,500
                          New West., BC V3M 2M7
10  Jason Alexander       15646 Broome Road               13,500        0.09              13,500
                          Surrey, BC V4A 1Y3t
11  Shirin Gill           404-1250 Quayside Drive            500       0.003                 500
                          New West., BC V3M 6E2
12  Blank

13  Karen Kennedy         3-20761 Telegraph Trail         20,000        0.13              20,000
                          Langley, BC  V1M 2W3

Continuing

    Name of                                                              Share          Exchange for
    Stockholder          Address                   1010 Shares         Percentage        Number of
                                                 Currently Held         Of 1010           Apollo
                                                                                          Shares
14  Lilliane Culley       8165 Government                 50,000        0.33              50,000
                          Burnaby, BC  V3R 0X1
15  Jonathan Luke Culley  31849 Link Court                50,000        0.33              50,000
                          Abbotsford, BC  V2T 4R4
16  Margaret Harrison     42-12871 Jack Bell Dr.          20,000        0.13              20,000
                          Richmond, BC  V6V 2T8
17  Randy DiNardo         4794 Cannery Cres.              10,000        0.07              10,000
                          Delta, BC  V4K 3Y9
18  Michael Scantlebarry  5353 Dominion St.               10,000        0.07              10,000
                          Burnaby, BC V5G 1E1
19  Mel Davis             11368 Somerset Cres.            10,000        0.07              10,000
                          Delta, BC  V4E 2N9
20  David Vieira          218-2200 Highbury St.            5,000        0.03               5,000
                          Vancouver, BC  V6R 4N8
21  Hermie Santos         2683 East 20th Street            5,000        0.03               5,000
                          Vancouver, BC  V5M 2T7
22  Sheldon Simmons       1838 Parcell Way                12,500        0.07              12,500
                          North Vancouver, BC V7J 3K3
23  Nancy Rodriguez       158 West 12th Street            10,000        0.07              10,000
                          North Vancouver, BC  V7M 1W3
24  Chris Perry           3546 Haida                      10,000        0.07              10,000
                          Vancouver BC  V5M 3Z4
25  Barb King             3546 Haid                       20,000        0.13              20,000
                          Vancouver BC  V5M 3Z4
26  Nicole Vieira         5265 Taunton St.                20,000        0.13              20,000
                          Vancouver, BC V5R 4B2
27  Sarah Paulson         506 - 11th Street               50,000        0.33              50,000
                          New Westminster, BC V3M 4G3
28  Andrew Paulson        506 - 11th Street               40,000        0.33              50,000
                          New Westminster, BC V3M 4G3
29  Chris Paulson         21-11 KdeK Court,               40,000        0.33              50,000
                          New Westminster, BC V3M 6B6
30  Daniel Paulson        PO Box 1199 Unit 108-4800      50,000        0.33              50,000
                          Kingsway, Burnaby, BC V58 4J8
31  Sarah Vreugde-Benson  401 - 529 10th Street            5,000        0.03               5,000
                          New West., BC V3M 3Z4
32  Sherry Bishop         PO Box 2012Hope, BC V0X 1L0     20,000        0.13              20,000
33  Fiona Shishakly       46 View Street                  20,000        0.13              20,000
                          Nelson, BC V1L 2V2
34  Boswell Dance Academy 608 Blackford Street             5,000        0.03               5,000
                          New West., BC V3M 1R6


Continuing

<CAPITION>
    Name of                                                              Share          Exchange for
    Stockholder          Address                   1010 Shares         Percentage        Number of
                                                 Currently Held         Of 1010           Apollo
                                                                                          Shares

35  Dale Niles            10677-168th Street              75,000         0.5              75,000
                          Surrey, BC V4N 1M5
36  Monica Niles          10677-168th Street              75,000         0.5              75,000
                          Surrey, BC V4N 1M5
37  Monica Niles          10677-168th Street              15,000         0.1              15,000
                          Surrey, BC V4N 1M5
38  Jordan Niles          10677-168th Street              15,000         0.1              15,000
                          Surrey, BC V4N 1M5
39  Monica Birch          21-11 K de K Court.             45,000         0.3              45,000
                          New West., BC V3M 6B6
40  Erna Caldwell         1141 Waddington Road            25,000        0.17              25,000
                          Nanaimo, BC V9S 4V4
41  Ken Milligan          #16-340 Ginger Drive            10,000        0.07              10,000
                          New West., BC V3L 2L3
42  John Bell             301-7457 Moffat Road             5,000        0.03               5,000
                          Richmond, BC V6Y 1X9
43  Lambert Koppens       3884-201st Street               10,000        0.07              10,000
                          Langley, BC V3A 1P2
44  David Todd            419 - 350 East 2nd Ave          10,000        0.07              10,000
                          Vancouver, BC V5T 4R8
45  Padmini Heenatigala   7362 Brandywine Place            5,000        0.03               5,000
                          Vancouver, BC V5S 3Z7
46  Greg Lewis            Box 34 Crofton, BC V0R 1R0      10,000        0.07              10,000
47  J. Allen Carr         1092 West 58th Ave             500,000        3.33             500,000
                          Vancouver, BC V6P 1W1
48  Paul H. Paulson       308 9th Street               6,693,750       44.63           6,693,750
                          New West., BC V3M 3V6
49  Paul J. Paulson       506 11th Street              6,693,750       44.63           6,693,750
                          New West., BC V3M 4G3
50  Z. Labasan            218-340 W. 3rd Ave.,            10,000        0.07              10,000
                          N.Vancouver BC V7M 1G4
51  L. Ladio              1529 Rupert Street,             10,000        0.07              10,000
                          North Vancouver, BC V7J 1G3
   Total                                              15,000,000      100             15,000,000


At October 31, 2003, Apollo has issued a further 683,703 common shares for $127,698 to the Company. The offering and issuance was exempt from registration pursuant to Rule 903 of Regulation S under the Act because the offer and sale occurred outside of the United States; was not made for the account or benefit of a U.S. person; the purchaser agreed not to resell, and the Company is required to refuse to register the transfer of any resale of, the securities except in accordance with the provisions of Regulation S, or pursuant to registration or an available exemption from registration; the purchaser has agreed not to engage in hedging transactions regarding the securities unless in compliance with the Securities Act; and the securities contain a restrictive legend prohibiting transfer except in accordance with Regulation S. All 25 subscribers reside outside of the United States and are friends or relatives of directors of the Company. The investors are as follows:

    Name of                                           Number of         Share
    Stockholder          Address                       Shares           Percentage

1   Peter Enns          223 Cougar Point Road,         42,000               0.2
                        Canmore, Alberta T1W 1A1
2   David & Martha      1 - 111 Bow Meadows Crescent,  20,000               0.1
       Dyck             Canmore, Alberta  T1W 2W8
3   Gordon Schuetz      2 Bow Place,                    6,000              0.03
                        Cochrane, Alberta  T4C 1M9
4   Deborah Gustavsson  RR3 Wetaskiwin,                40,000              0.20
                        Alberta  T9A 1X1
5   Rowena Santos       2683 East 20th Avenue,         31,000              0.15
                        Vancouver, B.C.  V5M 2T7
6   David & Ina Newell  7362 Brandywine Place,         13,703              0.07
                        Vancouver, B.C.  V5S 3Z7
7   Helen Moseson       5 - 4702 Northmount Drive,     20,000              0.10
                        Wetaskiwin, Alberta  T9A 3P6
8   Damon Enns          223 Cougar Point Road,          2,000              0.01
                        Canmore, Alberta  T1W 1A1
9   Justin Enns         223 Cougar Point Road,          2,000              0.01
                        Canmore, Alberta  T1W 1A1
10  Maria Santos        2683 East 20th Avenue,          5,500              0.03
                        Vancouver, B.C.  V5M 2T7
11  Herman Santos       2683 East 20th Avenue,          5,500              0.03
                        Vancouver, B.C.  V5M 2T7
12  Fernando Vieira     202 - 5663 Inman Avenue,        8,000              0.04
                        Burnaby, B.C.  V5H 2M2
13  Cynthia Vieira      202 - 5663 Inman Avenue,        8,000              0.04
                        Burnaby, B.C.  V5H 2M2
14  Consuela Garcia     2683 East 20th Avenue,          4,000              0.02
                        Vancouver, B.C.  V5M 2T7
15  Beth Rice           303 - 4906 - 47th Avenue,       8,000              0.04
                        Leduc, Alberta  T9E 6R7

Continuing

    Name of                                           Number of         Share
    Stockholder          Address                       Shares           Percentage

16  Zaldy Labason       2306 Dublin Street,             8,000              0.04
                        New Westminster, B.C.  V3M 3B4
17  Sarah Mulder        6440 Parkcrest Drive,           2,000              0.01
                        Burnaby, B.C.  V5B 2T2
18  Joni Mulder         6440 Parkcrest Drive,Park.      2,000              0.01
                        Burnaby, B.C.  V5B 2T2
19  Victoria Hurd       7663 - 10th Avenue,             6,000              0.03
                        Vancouver, B.C.
20  Donna Mulder        6440 Parkcrest Drive,          40,000              0.20
                        Burnaby, B.C.  V5B 2T2
21  Lydia Garcia        2683 East 20th Avenue,          2,000              0.01
                        Vancouver, B.C.  V5M 2T7
22  Alexander Garcia    2683 East 20th Avenue,          2,000              0.01
                        Vancouver, B.C.  V5M 2T7
23  Napoleon Garcia     2683 East 20th Avenue,          2,000              0.01
                        Vancouver, B.C.  V5M 2T7
24  Nilda Rodriguez     409 East 12th Street,           4,000              0.02
                        North Vancouver, B.C.
25  Peter Cole          11 - 8520 Granville Avenue,   400,000              1.95
                        Richmond, B.C.  V6Y 3S4
TOTAL                                                 683,703              3.33


Subsequent to October 31, 2003, Apollo issued an additional 1,875,516 common Shares for $357,755 to the Company. The offering and issuance was exempt from registration pursuant to Rule 903 of Regulation S under the Act because the offer and sale occurred outside of the United States; was not made for the account or benefit of a U.S. person; the purchaser agreed not to resell, and the Company is required to refuse to register the transfer of any resale of, the securities except in accordance with the provisions of Regulation S, or pursuant to registration or an available exemption from registration; the purchaser has agreed not to engage in hedging transactions regarding the securities unless in compliance with the Securities Act; and the securities contain a restrictive legend prohibiting transfer except in accordance with Regulation S. All 69 subscribers reside outside of the United States and are friends or relatives of directors of the Company. The investors are as follows:

    Name of                                             Number of         Share
    Stockholder            Address                       Shares           Percentage
1   Arif Velji            642 Ioco, Port Moody,             4,000              0.2
                          BC  V3H 2W6
2   Donna Mulder          6440 Parkcrest Drive,             4,000              0.2
                          Burnaby, BC
3   William Pike          209 - 5875 Imperial Street,     200,000              0.97
                          Burnaby, BC
4   Rowena Santos         2683 East 20th Avenue,            2,660              0.01
                          Vancouver, B.C.  V5M 2T7

Continuing

    Name of                                             Number of         Share
    Stockholder            Address                       Shares           Percentage

5   Ioana Oros            06 - 7110 Linden Avenue,         20,000              0.10
                          Burnaby, BC  V5E 3G6
6   Amelia Sandor         210 - 540 Rochester Avenue,       8,000              0.04
                         Coquitlam, BC  V3K 2V1
7   Elly Warrian         4965 Robson Road,                  4,000              0.02
                         Belcarra, BC  V3H 4N9
8   Vicky Hurd           7663 - 10th Avenue,                2,000              0.01
                         Burnaby, BC  V3N 2S1
9   Tom Duncan           25748 - 82nd Avenue,               5,000              0.03
                         Langley, BC  V1M 2M8
10  Czeslaw Lewandowski  105 - 7050 Balmoral Street,        2,000              0.01
                         Burnaby, BC  V5E 1J5
11  Ken Klassen          105 - 7050 Balmoral Street,        1,600              0.01
                         Burnaby, BC  V5E 1J5
12  Robert Hart          105 - 7050 Balmoral Street,          400              0.00
                         Burnaby, BC  V5E 1J5
13  Donna Teasdale       3743 Phyllis Road,                10,000              0.05
                         North Vancouver, BC  V7K 2T7
14  Jeff Finlay          1015 Frederick Road               10,000              0.05
15  Garry Fleck          101 - 160 West Keith Road,        10,000              0.05
                         North Vancouver, BC  V7M 3M2
16  Dorina & Viorel      402 - 140 East 15th Street,        2,000              0.01
    Manolescu            North Vancouver, BC  V7L 2R1
17  Christopher Short    203 - 131 West 4th Street,
                         North Vancouver, BC  V7M 3C8       2,000              0.01
18  Jack Siebert         1467 Columbia Street,            120,000              0.60
                         Abbotsford, BC  V2T 5X9
19  Irma Siebert         1467 Columbia Street,            120,000              0.60
                         Abbotsford, BC  V2T 5X9
20  Stan Siebert         102 - 2962 Tretheway Street       40,000              0.20
21  Michelle Siebert     102 - 2962 Tretheway Street       40,000              0.20
22  Faye Warrian         201 - 316 Cedar Street,            4,000              0.02
                         New Westminster, BC  V3L 3P1


Continuing

    Name of                                             Number of         Share
    Stockholder            Address                       Shares           Percentage

23  Rob Herbach          201 - 316 Cedar Street,            4,000              0.002
                         New Westminster, BC  V3L 3P1
24  Gordon Schuetz       2 Bow Place, Cochrane             34,208              0.17
                         Alberta  T4C 1M9
25  Joni Mulder          440 Parkcrest Drive,              60,000              0.30
                         Burnaby, BC  V5B 2T2
26  Marilyn Scott        105 - 7050 Balmoral Street,        2,075              0.01
                         Burnaby, BC  V5E 1J5
27  Sheldhan Simonss     1838 Purcell Way,                 30,000              0.15
                         North Vancouver, BC  V7J 3K3
28  Shirley & Albert     485 Saltspring View Drive,        10,000              0.05
       Hardy             Cobble Hill, BC
29  Linda Perry          3546 Haida Drive,                 32,000              0.10
                         Vancouver, BC  V5M 3Z4
30  Robert & Jocelyn     1816 eight Avenue,                80,000              0.40
       Celle             New Westminster, BC  V3M 2T1
31  Paul Vieira          3836 Clinton Street,              20,000              0.10
                         Burnaby, BC  V5J 2K1
32  Alan Henry           7392 Brandywine Place,            40,000              0.20
                         Vancouver, BC  V5S 3Z7
33  Joanne Yick          328 - 638 West 7th Avenue,        40,000              0.20
                         Vancouver, BC V5Z 1B5
34  Chris Perry          3530 Haida Drive,                 40,000              0.20
                         Vancouver, BC  V5M 3Z4
35  Chris & Linda Perry  3530 Haida Drive,                 12,000              0.06
                         Vancouver, BC  V5M 3Z4
36  Iona Oros            106 - 7110 Linden Avenue,         12,000              0.06
                         Burnaby, BC  V5E 3G6
37  Patrick Stewart      503 - 6837 Station Hill Drive,     4,000              0.02
                         Burnaby, BC  V3A 5B6
38  James Gray           218 - 511 West 7th Avenue,        32,000              0.16
                         Vancouver, BC  V5Z 4R2
39  David McElhoes       219 - 32833 Landeau Place,         8,000              0.04
                         Abbotsford, BC  V2S 6S6
40  Robert Herbach       201 - 316 Cedar Street,            8,000              0.04
                         New Westminster, BC  V3L 3P1
41  Faye Warrian         201 - 316 Cedar Street,            8,000              0.04
                         New Westminster, BC  V3L 3P1


Continuing

    Name of                                             Number of         Share
    Stockholder            Address                       Shares           Percentage

42  Donna Mulder         6440 Parkcrest Drive,            60,000               0.30
                         Burnaby, BC  V5B 2T2
43  Amelia Sandor        210 - 540 Rochester Avenue,       4,000               0.02
                         Coquitlam, BC  V3K 2V1
44  Elli Warrian         4965 Robson Road                  4,000               0.02
45  Olga Kamchilina      255 - 585 Austin Avenue,          8,000               0.04
                         Coquitlam, BC
46  Marie Vieira         3434 Laurel Street,              12,000               0.06
                         Vancouver, BC  V5Z 3V2
47  Sergei Kamchilina    255 - 585 Austin Avenue,          8,000               0.04
                         Coquitlam, BC
48  John Bootsma         17162 - 4th Avenue,              40,000               0.20
                         WhiteRock, BC  V35 9P6
49  Johanna Gustavsson   Box 6294 Wetaskiwin,              8,000               0.04
                         Alberta  T9A 2E9
50  Stephen & Brenda     304 East 61st Avenue,             2,000               0.01
         Barthold        Vancouver, BC  V5X 2B6
51  Roger Neill          Box 16007 - 617 Belmont Street,  20,000               0.10
                         New Westminster, BC  V3M 6W6
52  Timothy & Bethary    5575 Lanask Street,               4,000               0.02
      Stewart            Vancouver, BC  V5P 2Y2
53  Michael  Gustavsson  204 Blackburn Drive, West         8,000               0.04
54  Deborah  Gustavsson  Box 6294 Wetaskiwin,            228,000               1.11
                         Alberta  T9A 2E9
55  Erica  Gustavsson    Box 6294 Wetaskiwin,              8,000               0.04
                         Alberta  T9A 2E9
56  Wayne & Trudy        Box 6294 Wetaskiwin,             70,994               0.35
      Waterworth         Alberta  T9A 2E9
57  Ken & Beth Rice      303 - 4906 - 47th Avenue          8,000               0.04
58  Tyler Scott          Box 3 Site 4, Millet,             4,000               0.02
                         Alberta  T0C 1ZO
59  Peter & Linda Enns   223 Cougar Point Road,          154,580               0.75
                         Canmore, Alberta T1W 1A1
60  Wayne Stilling       1721 Langworthy Street,          40,000               0.20
                         North Vancouver, BC  V7K 1M6


Continuing

    Name of                                             Number of         Share
    Stockholder            Address                       Shares           Percentage
61  Andrew Vieira        13 Mays Crescent,                20,000               0.10
                         Waterdown, Ontario  L0R 2H4
62  David Taylor         2430 East 11th Avenue,            4,000               0.02
                         Vancouver, BC  V5M 2B4
63  Phil Nordin          12 Edgevalley Way NW,            24,000               0.12
                         Calgary, Alberta
64  Gregg Nordin         264 Royal Birch Circle NW,        2,000               0.01
                         Calgary, Alberta
65  Eugene Chartier      26 - 34250 Hazelwood Avenue,     20,000               0.10
                         Abbotsford, BC  V2S 7L4
66  Lois Stewart         Box 194 St. Andrews West,        20,000               0.10
                         Ontario  K0C 2A0
67  Martin Hass          2144 Grant Street,                2,000               0.01
                         Vancouver, BC  V5L 2Z4
68  Tanya Hallgren       226 Omand Drive NW,               2,000               0.01
                         Edmonton, Alberta  T6R 1L7
69  Jeanette Hallgren    226 Omand Drive NW,               2,000               0.01
                         Edmonton, Alberta  T6R 1L7
    TOTAL                                              1,875,516               9.12


On April 12, 2004 Apollo issued 1,500,000 shares of common stock to 1 stockholder in exchange for 100% of the MAXX - NET technology and assets. The issuance of the stock was exempt from registration pursuant to Section 4(2) and Regulation S of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
As  permitted  by  Nevada law, the Company's Articles of Incorporation, filed as
Exhibit 3.1 to this registration statement, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or gent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful in the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

The Company's Bylaws, filed as Exhibit 3.2 to this registration statement, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the Company, absent a finding of negligence or misconduct in office. The Company's Bylaws also permit the Company to maintain insurance on behalf of Its officers, directors, employees and agents against any liability asserted gainst and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling he Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.



FINANCIAL STATEMENTS

Independent Auditors'  Report                                                 30

Balance Sheets as at October 31, 2003 and 2002  (audited)                     32

Statements of Operations for the year ended October 31, 2003, for the period from inception (April 5, 2002) to October 31, 2002 and for the period from inception of 1010 Biometrics Inc. (February 17, 1996) to October 31, 2003
(audited)                                                                     33

Statements of Cash Flows for the year ended October 31, 2003, for the period from inception (April 5, 2002) to October 31, 2002 and for the period from inception. of. 1010 Biometrics Inc. (February 17, 1996) to October 31, 2003
(audited)                                                                     34

Statement  of Stockholder's Equity for the period from inception (April 5, 2002)
to October 31, 2003 (audited)                                                 35

Notes to the Financial Statements                                             36

To the Stockholders and Directors of Apollo Capital Group
(A Development Stage Company)

We  have  audited  the  accompanying  balance  sheets  of  Apollo  Capital Group
(A Development Stage Company) as of October 31, 2003 and 2002 and the related statements of operations, stockholders' equity and cash flows for the year ended October 31, 2003, for the period from April 5, 2002 (Date of Inception) to
October 31, 2002 and for the period from inception of 1010 Biometrics Inc. (February 17, 1996) to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Apollo Capital Group (A Development Stage Company), as of October 31, 2003 and 2002 and the results of its Operations and its cash flows for the year ended October 31, 2003, for the Period from April 5, 2002 (Date of Inception) to October 31, 2002 and for the period from inception of 1010 Biometrics Inc. (February 17, 1996) to October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated sufficient revenues to maintain operations since inception. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
May 25, 2004





Apollo Capital Group
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)

                                                                       October 31,          October 31
                                                                          2003                  2002
                                                                            $                    $

Assets
Cash                                                                      5,772                  216
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable                                                          9,090                6,090
Bank loan                                                                28,904               12,230
Due to shareholder                                                        1,452                6,322
                                                                         39,446               24,642
Stockholders' Deficiency

Common  Stock:  65,000,000 shares authorized with a par value of  $.001; Preferred Stock: 10,000,000 shares authorized with a  par  value  of  $.001; 17,183,703 common shares issued and outstanding (prior year; 16,500,000  common shares issued and outstanding)
                                                                         17,184               16,500
Additional paid in capital                                              131,010                3,996

Other Comprehensive Income (Loss)                                       (6,511)                (630)

Deficit Accumulated During the Development Stage                      (175,357)             (44,292)
                                                                       (33,674)             (24,426)
                                                                         5,772                  216
(The accompanying notes are an integral part of the financial statements)

Apollo Capital Group
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)


                                                         From               Accumulated From
                                                     April 5, 2002          September 17,1996
                                                      (date of             (Date of Inception of
                                 Year Ended          Inception) to         1010 Biometrics Inc.)
                                 October 31          October 31,              to October 31,
                                  2003                   2002                       2003
  .                                $                         $                       $

Revenue                           244                  22,284                     25,242
                               ---------             ----------                -------------
Expenses

Management fees	               65,000                     0                       65,000
Consulting                      5,303                   944                        7,132
Director's fees                13,783                     0                       13,783
Salaries and benefits          13,058                     0                       13,058
Purchases and installation          0                15,229                       15,633
Marketing                       9,165                10,774                       29,104
Research and design            10,887                 2,123                       16,164
Office and administration       9,263                12,364                       30,075
Professional fees               4,850                 4,930                        9,780
Transfer agent                      0                   870                          870

                              131,309                47,234                      200,599

Net Loss                     (131,065)              (24,950)                   (175,357)

Net Loss Per Share             (0.008)               (0.025)

Weighted Average
Shares Outstanding         16,613,950             3,437,599

(The accompanying notes are an integral part of the financial statements)


Apollo Capital Group
 (A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)

<CAPTION
                                                                     From               Accumulated From
                                                                 April 5, 2002          September 17,1996
                                                                  (date of             (Date of Inception of
                                             Year Ended          Inception) to         1010 Biometrics Inc.)
                                             October 31          October 31,              to October 31,
                                              2003                   2002                       2003
                                                 $                      $                         $
Cash Flows to Operating Activities
Net loss                                    (131,065)               (24,950)                (175,357)

Accounts payable                               3,000                  6,090                    9,090

Bank loan                                     16,674                 12,230                   28,904
Shareholder loan                              (4,870)                 6,322                    1,452
Other comprehensive loss                      (5,881)                  (630)                  (6,511)

Net Cash Used by Operating Activitie.       (122,142)               (18,779)                (142,422)

Net Cash Provided by Financing
Activities
Common shares issued                         127,698                 20,496                  148,194

Net Cash Used by Investing
Activities                                         0                      0                        0

Change in cash                                 5,556                    216                    5,772
..
Cash - beginning of period                       216                      0                        0

Cash - end of period                           5,772                    216                    5,772


(The accompanying notes are an integral part of the financial statements) Apollo Capital Group
(A Development Stage Company)
Statement of Stockholders' Equity
>From April 5, 2002 (Date of Inception) to October 31, 2003
(expressed in U.S. dollars)

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                   Additional                          During the
                                           Common-Stock              Paid-in                           Development
                                         Share        Amount         Capital           Total              Stage
                                            #            $                $               $                  $

Balance - April 5, 2002
(Date of Inception)                            0          0               0               0                     0

Stock issued for cash                  1,500,000      1,500               0            1,500                    0


Stock issued to acquire subsidiary    15,000,000     15,000           3,996           18,996              (19,342)

Net loss for the period                        0          0               0                0              (24,950)

Balance - October 31, 2002            16,500,000     16,500           3,996           20,496              (44,292)

Stock issued for cash                    683,703        684         127,014          127,698                     0
Net loss for the period                        0          0               0                0             (131,065)

                                      17,183,703     17,184         131,010          148,194             (175,357)


(The accompanying notes are an integral part of the financial statements)

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


Apollo Capital Group
(A Development Stage Company)
Notes to Financial Statements
October 31, 2003
(expressed in U.S. dollars)

1.   Development Stage Company
Apollo Capital Group (herein, the "Company") was incorporated in the State of Nevada on April. 5, 2002 and is in its early developmental stage. To date, the Company's activities have been organizational, directed at raising its initial capital and developing its business plan.

On. August 15, 2002, the Company acquired 1010 Biometrics Inc. (1010). 1010 has developed proprietary applications through the research and development process, that when coupled with components supplied by strategic alliances and key vendors and. manufactured to the end-user's specifications, allows a diverse suite of Information Technology security products and services to be offered both individually or as part of an Integrated Total Solution security package to the end-user.

In. a development stage company, management devotes most of its activities to investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

2.   Summary of Significant Accounting Policies
       (a)   Year end
The Company's fiscal year end is October 31.
       (b)   Research and Design (Technology Development) Costs
The costs to develop new technology and enhancements to existing technology will be expensed as incurred.
       (c)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

       (d)   Net Loss Per Share
Net loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact is anti-dilutive.
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

       (e)Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

       (f) Financial Instruments

The Company's financial instruments. consist of cash, prepaid expense, accounts payable and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

       (g) Stock Based Compensation

The Company. accounts for employee stock based compensation using the intrinsic value method prescribed in "Accounting. for Stock Issued to Employee's" and related interpretations. Accordingly,. compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - "Accounting for Stock Based Compensation".

3.     Common Stock

The Company has issued 400,000 common share purchase warrants whereby one warrant plus $0.55 will purchase one common share of the Company. The warrants expire February 15, 2008.

4.     Income Tax

A reconciliation of statutory federal income tax rates to the company's effective tax rate is as follows:
                                                      2003                  2002
       Expected tax recovery at 34                $(44,562)           $  (8,483)
       Change in valuation allowance                44,562                 8,483
       Income tax provision                       $      0               $     0

The Company did not pay any income tax in 2003 or 2002
Deferred tax assets (liabilities) at October 31 were as follows:
       Gross Tax Deferred Asset                       2003                  2002
       Operating loss carryforwards               $131,065               $24,950
       Net deferred tax asset                            0               $     0

The Company has net operating losses carried forward of approximately $175,357 and has provided a full valuation allowance due to the uncertainty of the utilization of the benefit of these losses.

5.   Subsequent Events

Subsequent to October 31, 2003 the Company issued 1,875,516 common shares for cash of $357,755.

Effective April 12, 2004 the Company acquired specific assets from The New Sytron Inc. for the issuance of 1,500,000 common shares, the payment of $800,000 over two years and the payment of a 15% net income royalty for four years.

6.   Related Party Transactions

During the year ended October 31, 2003 the Company paid $65,000 to its president ( 2002 - $nil) and paid $13,783 in total to three of its directors for services rendered (2002 - $nil)

PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.                     Description
3.1                             Articles of Incorporation dated April 5, 2002
                                to be attached

3.2                             Bylaws dated April 5, 2002

4.1                             Specimen Common Stock Certificate

10.1 Voluntary Share Exchange Agreement between Apollo Capital Group and 1010 Biometrics Inc. executed on August 15, 2002

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                            APOLLO CAPITAL GROUP


Date:    April 28, 2004                           By:        /s/ Paul J. Paulson
                                                          Name:  Paul J. Paulson
                                                             Title:    President

                                    EXHIBIT INDEX


                                   EXHIBIT INDEX

Exhibit No.                     Description
3.1                             Articles of Incorporation dated April 5, 2002
                                to be attached.
3.2                             Bylaws dated April 5, 2002

4.1                             Specimen Common Stock Certificate

10.1 Voluntary Share Exchange Agreement between Apollo Capital Group and 1010 Biometrics Inc. executed on August 15, 2002